File Number: 58796-9

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

February 5, 2010

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Mr. Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

OMNICITY CORP.
Form 10-K for the Fiscal Year Ended July 31, 2009
Filed on October 23, 2009
Form 10-Q for the Quarterly Period Ended October 31, 2009
filed on December 21, 2009
File No. 000-52827

We write on behalf of Omnicity Corp. (the "Company") to acknowledge receipt of the Staff's letter of January 5, 2010 (the "Comment Letter") signed by Mr. Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the "Commission"), regarding the above-referenced 10-K and 10-Q filings by the Company.

The Company is in the process of preparing responses to the comments set forth in the Comment letter and anticipates that it will be able to provide a response by February 12, 2010.

In the meantime, please feel free to contact me should you have any questions or concerns.

Yours truly,

"Daniel D. Dex"

Daniel D. Dex
for LANG MICHENER LLP

cc:         Omnicity Corp.
              Attention: Donald M. Prest